MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

THE COMPANY

1. Name of issuer: Mining Global, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Tom Ilic
Dates of Board Service:	9/1/2021- Present
Principal Occupation:	Chief Executive Officer
Employer:	MNGG
Dates of Service:	
Employer's principal business:	Financial Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Consultant
Dates of Service:	9/1/2021- Present
Position:	
Dates of Service:	
Position:	
Dates of Service:	
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Servico
Employer's principal business:	Consulting Services
Title:	Consultant
Dates of Service:	Jan 2018 till Present
Responsibilities:	Consulting Services
Employer:	
Employer's principal business:	
Title:	
Dates of Service:	
Responsibilities:	
Employer:	

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Employer's principal business:	
Title:	
Dates of Service:	
Responsibilities:	

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Tom Ilic
Title:	Chief Executive Officer
Dates of Service:	9/1/2021- Present
Responsibilities:	CEO
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	
Dates of Service:	
Responsibilities:	
Position:	
Dates of Service:	
Responsibilities:	
Position:	
Dates of Service:	
Responsibilities:	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Servico
Employer's principal business:	Consulting Services
Title:	Consultant
Dates of Service:	Jan 2018 till Present
Responsibilities:	Consulting Services
Employer:	

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Employer's principal business:	
Title:	
Dates of Service:	
Responsibilities:	
Employer:	
Employer's principal business:	
Title:	
Dates of Service:	
Responsibilities:	

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Mina Mar Corporation dba Mina Mar Group	10,000,000 Preferred Shares	1 to 1000 super voting
		%
		%
		%

.

FP: truCrowd

MINING GLOBAL

OFFERING STATEMENT

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

We are an online hard money lender (B2B) creative financial bridge loan co and a cryptocurrency trader. We conduct all of our business online or through a network of CashNext agents.

We are helping small businesses to achieve their business and financial goals.

MNGG management is actively working on getting the company current with the new 15c211. By raising funds through crowdfunding and Form C, management will pay OTCMarkets, auditing, state, and other fees to become a QB-listed company.

We've been helping companies since 2001.

CashNext is a hard money lender (B2B) creative financial bridge loan co and a cryptocurrency trader.

 In the finance business, hard money lenders play a crucial role. When consumers can not qualify for traditional lenders such as major banks or credit unions, hard money lenders, also known as private lenders, provide an alternate source of funding.

Because they don't have the time to wait for a traditional bank to complete their screening, many borrowers turn to hard money lenders. Because the application and screening procedure is far less arduous than that of a traditional bank, hard money lenders can handle such scenarios and close fast. For investors, the requirement for a rapid turnaround is sufficient.

 Hard money lenders are more likely to provide more flexible terms and inventive financing options. Traditional lenders have less flexibility when it comes to delivering lending solutions for out-of-the-box circumstances since they do a large volume of loans or target a certain loan type/structure.

MINING GLOBAL

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Bridge loans generally have a duration of 6 to 18 months and require the borrower to fund 20% to 30% of the purchase price. The shortfall will be covered by a short-term bridging loan from the hard money lender.

After September 28th the company went to the Expert market, so management is working on raising funds in order to comply with 15c2 11 rule and apply for the QB rank. This will recover the company back, and shareholders and investors will be able to trade MNGG stock on a regular basis.

We've been helping companies for 2 decades now. We manage a portfolio of approx 250 million USD. As a public trading company - MNGG we've been incorporated and actively trading since 2006. Until September 28th 2021, the company had extreme potential and an amazing following rate with daily volume exceeding hundreds of millions of shares traded.

Market

Our market is endless and we have positioned ourselves 20 years ago. There is an ongoing demand for loans or other financial solutions to achieve financial and business goals.

Assuming annual debt originations in the overall residential lending market of over $1 trillion, this leads to an annual residential "hard money" market size of **approx. $10 billion**. Deal flow relating to properly underwritten, high-yielding real estate loans is increasingly attractive to many institutions.

Other than that MNGG is a publicly listed company at OTCMarkets. The market itself is worth **$84.4M** and opportunities are unlimited.

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Competition

We are positioned in a quite competitive market but we have inventive and creative solutions that other hard money lenders are not implementing as far as we know.

Smaller lenders usually stick to markets they know and states that have a strong real estate market.

We are not focused on the real estate market only and we are worldwide oriented. This makes us quite unique compared to all other competitors.

The top five hard money lenders in the industry are:

- RCN Capital.
- CoreVest.
- Lima One Capital.
- Groundfloor.
- LendingHome.

Business Model

We've been helping companies since 2001. We manage a portfolio of approx 250 million USD.

Our current goal is to get the company current with OTCMarkets to pay all fees, audit and everything needed and eventually to obtain the QB rank which will give the company additional credibility and MNGG will become more attractive to future investors and current shareholders in the public arena.

Mining Global Inc has recently filed all Q's and K's with the SEC

https://sec.report/CIK/0001406588

- 10-Q Quarterly Report　　　　[latest filing - 2021-09-27 00:00:00]
- Annual Report　　　　[latest filing - 2021-09-27 00:00:00]

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

Risks Relating to Our Securities

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "MNGG" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of Common Stock at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Infonnation amending Rule 15c2-ll under the Exchange Act ("Rule 15c2-l l ," the "Amended Rule 15c2-l l "). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-l l's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-l l , shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule l 5c2-l l will require, among other requirements, that a broker-dealer has a reasonable basis for believing that infonnation about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common
stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future . The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes and our Bylaws as authorized by the Nevada Revised Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors' and officers' protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial conditions, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

We have used an arbitrary offering price. The offering price per share was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

THE OFFERING

9.   What is the purpose of this offering?

We are looking to raise funds in order to extend our budget for acquisitions and to extend our business worldwide.

Also, in order to get the public company MNGG to comply with the rule 15c2 11 we need funds to pay OTC, state, auditing fees and to apply for the QB rank.

The investment of $100,000.00 or a maximum $150,000.00 will be used towards all fees and to participate in expos and other significant events where we can show our business model to the public in order to attract more future investors in MNGG.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$100,000.00
Less: Offering Expenses	$800.00	$8,000.00
Net Proceeds	$9,200.00	$92,000.00
Use of Net Proceeds		
Regulatory Fees	$5,000.00	$5,000.00
OTCQB Fees	0	$18,000.00
Auditing & Accounting	0	$40,000.00
Legal	0	$20,000.00
General Operating Capital	$4,200.00	$10,000.00
Total Use of Net Proceeds	$9,200.00	$92,000.00

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

> **If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

> **If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

> **If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Shares of common stock will be offered at 0.01 per share.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of Common Stock at $0.01 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Preferred shares	100,000,000	2,000,000	Yes x No ☐	Yes ☐ No ☐
			1 to 1000 super voting	Specify:
			Yes ☐ No ☐	Yes ☐ No ☐
				Specify:
Common Stock:				
Common Stock	6,710,000,000	6,485,161,617	Yes ☐ No ☐	Yes ☐ No ☐
				Specify:
Debt Securities:				
/	/	/	Yes ☐ No ☐	Yes ☐ No ☐
				Specify:
Other:				
/	/	/	Yes ☐ No ☐	Yes ☐ No ☐
				Specify:
			Yes ☐ No ☐	Yes ☐ No ☐
				Specify:
Securities Reserved for Issuance upon Exercise or Conversion				
Class of Security				
Warrants:				
Options:				
Other Rights:				

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

Explain:

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Based on the management expectation of trade price per share in the QB market.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be

FP: truCrowd

MINING GLOBAL

OFFERING STATEMENT

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
None				

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

FP: truCrowd

MINING
GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes   ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Company has about $50,000.00 in cash and in fixed assets $727,384.00.

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

As a public trading company - MNGG we've been incorporated and actively trading since 2006. Until September 28th 2021, the company had extreme potential and an amazing following rate with daily volume exceeding hundreds of millions of shares traded.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Mining Global Inc.
(Formerly Yaterra Ventures Corp.)
Balance Sheet
As at August 31, 2019 (Unaudited)

	Notes	As at August 31, 2019 (Unaudited) ($)
ASSETS		
Current Assets		
Cash and cash equivalents	4	31,267
Total Current Assets		31,267
Fixed assets	5	727,384
Total Assets		758,651
EQUITY & LIABILITIES		
Current Liablities		
Accounts payable and accrued expenses	6	315,607
Short term debt	7	793,264
Total Current Liabilities		1,108,871
Long term debt		256,000
Total Liabilities		1,364,871
SHAREHOLDER'S EQUITY		
Preferred Stock ($0.001 Par Value, 100,000,000 shares authorized, 2,000,000 shares issued		1,000
Common stock, $0.001 Par Value, 6,710,000,000 shares authorized 6,485,161,617, share issued and outstanding	8	6,485,162
Additional paid in capital		872,269
Accumulated deficit		(7,964,651)
Total Shareholders' Equity		(606,220)
Total Liabilities and Shareholders' Equity		758,651

MINING
GLOBAL

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

FP: ◢ truCrowd

🌐 MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Mining Global Inc.
(Formerly Yaterra Ventures Corp.)
Statement of Profit and loss
For the year ended August 31, 2019

	Notes	For the year ended August 31, 2019
		(Amount in $)
Gold Sales		33,597
Cost of sales	10	-
Gross profit		33,597
Selling, general and admisitrative expense	10	(81,057)
Income / (Loss) from opeartions		(47,460)
Other Income / (expense)		
Interest expense		-
Net Profit / (loss) before provision for Income taxes		(47,460)
Provision for income tax		-
Net Profit / (loss)		(47,460)

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Mining Global Inc.
(Formerly Yaterra Ventures Corp.)
Statement of Shareholders' Equity
As at August 31, 2019 (Unaudited)

	Common Stock		Preferred Stock		Additonal Paid in capital	Accumulated Profit / (Deficit)	Total
	Shares	Amount	Shares	Amount			
				Amount is $			
As at August 31, 2018 (Unaudited)	6,485,161,617	6,485,162	10,000,000	1,000	872,269	(7,917,191)	(558,760)
Profit / (loss) for the period						(47,460)	(47,460)
As at August 31, 2019 (Unaudited)	6,485,161,617	6,485,162	10,000,000	1,000	872,269	(7,964,651)	(606,220)

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

	1,000 Units of **Common Stock** at $0.01 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Mining Global Inc.
(Formerly Yaterra Ventures Corp.)
Statement of cashflows
As at August 31, 2019 (Unaudited)

	2019
Cash flow from operating activities	
(Loss) / profit before income tax	(47,460)
Adjustment for non cash charges and other items:	
Depreciation / amortization	-
Unrealized exchange loss / (gain)	-
	(47,460)
Changes in working capital	
(Decrease) / increase in convertible debt	-
(Decrease) / increase in accrued wages	26,084
(Decrease) / increase in trade and other payables	(6,113)
	19,971
Cash flow from operating activities	(27,489)
Cash flow from investing activities	
Additions in intangibles assets	-
Cash flow from / (used) in investing activities	-
Cash flow from financing activities	
Borrowings during the year	-
Dividends paid	-
Cash flow from financing activities	-
Increase / (decrease) in cash and cash equivalents	(27,489)
Cash and cash equivalents at beginning of the year	58,756
Cash and cash equivalents at end of the year	31,267

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Mining Global Inc.
(Formerly Yaterra Ventures Corp.)
Balance Sheet
As at August 31, 2020 (Unaudited)

	Notes	As at August 31, 2020 (Unaudited) ($)
ASSETS		
Current Assets		
Cash and cash equivalents	4	20,562
Total Current Assets		20,562
Fixed assets	5	727,384
Total Assets		747,946
EQUITY & LIABILITIES		
Current Liablities		
Accounts payable and accrued expenses	6	309,610
Short term debt	7	820,235
Total Current Liabilities		1,129,845
Long term debt		256,000
Total Liabilities		1,385,845
SHAREHOLDER'S EQUITY		
Preferred Stock ($0.001 Par Value, 100,000,000 shares authorized, 2,000,000 shares issued		1,000
Common stock, $0.001 Par Value, 6,710,000,000 shares authorized 6,485,161,617, share issued and outstanding	8	6,485,162
Additional paid in capital		872,269
Accumulated deficit		(7,996,330)
Total Shareholders' Equity		(637,899)
Total Liabilities and Shareholders' Equity		747,946

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Mining Global Inc.
(Formerly Yaterra Ventures Corp.)
Statement of Profit and loss
For the year ended August 31, 2020

	Notes	For the year ended August 31, 2020
		(Amount in $)
Gold Sales		35,837
Cost of sales	10	-
Gross profit		35,837
Selling, general and admisitrative expense	10	(67,516)
Income / (Loss) from opeartions		(31,679)
Other Income / (expense)		
Interest expense		-
Net Profit / (loss) before provision for Income taxes		(31,679)
Provision for income tax		-
Net Profit / (loss)		(31,679)

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Mining Global Inc.
(Formerly Yaterra Ventures Corp.)
Statement of Shareholders' Equity
As at August 31, 2020 (Unaudited)

	Common Stock		Preferred Stock		Additonal Paid in capital	Accumulated Profit / (Deficit)	Total
	Shares	Amount	Shares	Amount			
				Amount is $			
As at August 31, 2019 (Unaudited)	6,485,161,617	6,485,162	10,000,000	1,000	872,269	(7,964,651)	(606,220)
Profit / (loss) for the period						(31,679)	(31,679)
As at August 31, 2020 (Unaudited)	6,485,161,617	6,485,162	10,000,000	1,000	872,269	(7,996,330)	(637,899)

MINING GLOBAL

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

FP: **truCrowd**

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

Mining Global Inc.
(Formerly Yaterra Ventures Corp.)
Statement of cashflows
As at August 31, 2020 (Unaudited)

	2020
Cash flow from operating activities	
(Loss) / profit before income tax	(31,679)
Adjustment for non cash charges and other items:	
Depreciation / amortization	-
Unrealized exchange loss / (gain)	-
	(31,679)
Changes in working capital	
(Decrease) / increase in convertible debt	-
(Decrease) / increase in accrued wages	26,971
(Decrease) / increase in trade and other payables	(5,997)
	20,974
Cash flow from operating activities	(10,705)
Cash flow from investing activities	
Additions in intangibles assets	-
Cash flow from / (used) in investing activities	-
Cash flow from financing activities	
Borrowings during the year	-
Dividends paid	-
Cash flow from financing activities	-
Increase / (decrease) in cash and cash equivalents	(10,705)
Cash and cash equivalents at beginning of the year	31,267
Cash and cash equivalents at end of the year	20,562

FP: truCrowd

MINING GLOBAL

OFFERING STATEMENT

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

A principal executive officer certifying financial statements as described above must provide the following certification**:

CERTIFICATION

I, Tom Ilic, certify that:

    (1)   the financial statements of Mining Global, Inc. included in this Form are true and complete in all material respects; and

    (2)   the tax return information of Mining Global, Inc. included in this Form reflects accurately the information reported on the tax return for Mining Global, Inc. filed for the fiscal year ended December 31, 2020

Tom Ilic
CEO

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

FP: truCrowd

MINING GLOBAL

OFFERING STATEMENT

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: mnggotc. com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

MINING GLOBAL

Mining Global, Inc.
500 S Australian Ave,
West Palm Beach, Florida 33401
(954) 837-6833

OFFERING STATEMENT

1,000 Units of **Common Stock** at $0.01 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,0000	$10,000	$9,200
Maximum Amount	10,000,0000	$100,0000	$92,000